

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2011

<u>Via Email</u>
Michael Matthews
Chief Financial Officer
Great Lakes Aviation, Ltd.
1022 Airport Pkwy
Cheyenne, WY 82001

     Re: Great Lakes Aviation, Ltd.
             Form 10-K for the fiscal year ended December 31, 2010
             Filed April 5, 2011
             File No. 000-23224

Dear Mr. Matthews:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Management's Discussion and Analysis

1.   We note that 48% of your total revenues were derived from the EAS Program for the fiscal year end December 31, 2010 (45% for the six-months ended June 30, 2011). We also note from your disclosures in the Form 10-Q for the quarter ended June 30, 2011 that from February 1, 2010 through June 30, 2011, the Company has discontinued service at 18 EAS communities, two non-EAS communities and four EAS hubs with no fleet changes which is part of a deliberate strategy of re-focusing its route system on markets that are less dependent on EAS subsidy payments and less difficult to support operationally. In this regard, please tell us and revise future filings beginning with your next quarterly report on Form 10-Q to discuss the impact that the loss of revenue due to discontinuation of service to certain EAS communities and hubs will have on your future results of operations or financial condition. Pursuant to Item 303(A)(3)(ii) of Regulation S-K you are required to disclose known trends or uncertainties that have had or that you

reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jean Yu at (202)551-3305 or myself at (202)551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief